Exhibit 99.1

NQ Mobile Inc. Provides an Update on the FL Mobile Divestment

BEIJING, November 23, 2016 – (“NQ Mobile” or the “Company”), a leading global provider of mobile internet services, today announced an update on the divestment of FL Mobile Jiutian Technology Co., Ltd. (“FL Mobile”), the Company’s consolidated affiliated entity (the “FL Mobile Divestment”). Following the termination of the transaction between the Company and Shenzhen Prince New Materials Co., Ltd. (“Shenzhen Prince”), as announced on November 2, 2016, Dr. Vincent Wenyong Shi, chairman and chief operating officer of the Company, and Xinjiang Yinghe Equity Investment Management Limited Partnership (“Xinjiang Yinghe”), an affiliate of the management of FL Mobile, recently exercised their options to revert some of the transactions regarding the equity interests in FL Mobile.

Pursuant to the agreement between Dr. Vincent Wenyong Shi and the Company in connection with the sale of 22% equity interest in FL Mobile as announced on March 24, 2016, both parties have an option to request the reversal of the transaction contemplated thereunder in certain circumstances. Following the recent termination of the transaction with Shenzhen Prince, Dr. Shi and the Company agreed to revert the sale of 5.66% equity interest in FL Mobile. As the result of the reversal, the equity interests in FL Mobile purchased by Dr. Shi under such transaction was changed to 16.34%, and the consideration was adjusted proportionately from RMB880 million to RMB653.6 million. Dr. Shi has in the same time entered into a series of contractual arrangements with Xinjiang NQ Mobile Venture Capital Investment Co., Ltd. (“Xinjiang NQ”), a consolidated affiliate of the Company, for Dr. Shi to act as the nominee shareholder of the 5.66% equity interest on behalf of Xinjiang NQ going forward. After obtaining the effective control of the 5.66% equity interests in FL Mobile through relevant contractual arrangements, Xinjiang NQ controls 51% equity interests in FL Mobile.

Similarly, pursuant to the agreement between Xinjiang Yinghe and Xinjiang NQ, both parties have the option to revert the sale of 12% of equity interests in FL Mobile as announced on August 9, 2016 under certain circumstance. Xinjiang Yinghe and the Company recently agreed to revert the sale of 12% equity interests in FL Mobile. Xinjiang Yinghe has in the same time entered into a series of contractual arrangements with Xinjiang NQ for Xinjiang Yinghe to act as the nominee shareholder of the 12% equity interest on behalf of Xinjiang NQ.

After obtaining the effective control of the 5.66% equity interest in FL Mobile back from Dr. Shi and the 12% equity interests in FL Mobile back from Xinjiang Yinghe through relevant contractual arrangements, the Company now controls 63% of equity interests in FL Mobile. In addition to the 63% of equity interests in FL Mobile controlled by the Company, the other shareholders include Dr. Vincent Shi’s 16.34% as announced and updated here; Jinxin Hengrui’s 13.13% as announced on May 6, 2016; Jinxin Haoyue’s 3.53% as announced on August 9, 2016; Jinxin Huatong’s 3% as announced on August 9, 2016; and Tibet Zhuohua’s 1% as announced on August 9, 2016.

Dr. Shi is the chairman and chief operating officer of the Company and Xinjiang Yinghe is an affiliate of the management of FL Mobile, thus the transactions described above qualify as related party transactions and have been approved by the Company’s board of directors and the audit committee. The Company is in discussion with other shareholders of FL Mobile to explore alternative options or deal structures for the FL Divestment.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile internet services. NQ Mobile’s portfolio of offerings includes mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications and other mobile applications. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +1 469 310 5281

+86 10 6452 2017

Twitter: @NQMobileIR